Filed by Celldex Therapeutics, Inc.

Pursuant to Rule 425 under Securities Act of 1933, as amended

Subject Company: Celldex Therapeutics, Inc.

Subject Company’s Commission File No.: 000-15006

Corporate Presentation June 2009

Forward Looking Statement This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “can,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “seek,” “estimate,” “continue,” “plan,” “point to,” “project,” “predict,” “could,” “intend,” “target,” “potential” and other similar words and expressions of the future. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements. Important factors that might cause such a difference include, but are not limited to, costs related to the transaction with CuraGen; failure of CuraGen’s or Celldex’s shareholders to approve Celldex’s proposed acquisition of CuraGen (the “Acquisition”); CuraGen’s or Celldex’s inability to satisfy the conditions of the merger agreement with respect to the Acquisition; the timing, cost and uncertainty of obtaining regulatory approvals for product candidates; our ability to develop and commercialize products before competitors that are superior to the alternatives developed by such competitors; the validity of our patents and our ability to avoid intellectual property litigation, which can be costly and divert management time and attention; and the other factors listed under “Risk Factors” in our annual report on Form 10-K. Neither Celldex nor CuraGen undertakes any obligation to release publicly any revisions to such forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. This communication may be deemed to be soliciting material in respect of the proposed Acquisition. In connection with the Acquisition, Celldex and CuraGen intend to file relevant materials with the SEC, including Celldex’s joint registration statement/proxy statement on Form S-4. SHAREHOLDERS OF CELLDEX AND CURAGEN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING CELLDEX’S JOINT REGISTRATION STATEMENT/PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. Investors and shareholders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov, and Celldex and CuraGen shareholder will receive information at an appropriate time on how to obtain transaction-related documents for free from Celldex or CuraGen. Such documents are not currently available. Participants in the Solicitation The directors and executive officers of Celldex may be deemed to be participants in the solicitation of proxies from holders of Celldex common stock, and the directors and executive officers of CuraGen may be deemed to be participants in the solicitation of proxies from holders of CuraGen common stock, in respect of the proposed Acquisition. Information about the directors and executive officers of Celldex is set forth in Celldex’s Annual Report on Form 10-K, which was filed with the SEC on March 2, 2009. Information about the directors and executive officers of CuraGen is set forth in CuraGen’s Proxy Statement with respect to the election of directors, which was filed with the SEC on May 19, 2009. Investors may obtain additional information regarding the interest of Celldex and its directors and executive officers, and CuraGen and its directors and executive officers, in the proposed transaction by reading the proxy statement regarding the Acquisition when it becomes available.

Celldex Highlights Diversified immunotherapy company with maturing and growing pipeline CDX-110 Phase 2 in GBM CDX-1307 Phase 1 in epithelial tumors Additional candidates entering trials in 2009 and 2010 Precision Targeted Immunotherapy Platform (PTIP) Pipeline generator to create novel disease-specific drug candidates for internal and collaborative development opportunities Fueled by proprietary APC vaccine technology and a portfolio of therapeutic monoclonal antibodies and immunomodulators Acquisition of CuraGen expected to close in Q3 2009

The Precision Targeted Immunotherapy Engine: Fueling New Treatments for Serious Diseases

Benefits of Proposed Acquisition of CuraGen Supports the PTI Platform with 11 oncology-focused human antibodies vetted and selected from target/antibody deal with Abgenix; fully-owned Phase 2 candidate CR011 (breast cancer and melanoma) Antibody-drug conjugate targeting GPNMB IND-track CR014 (renal and ovarian cancers) Antibody-drug conjugate targeting TIM-1 CR011 and CR014 also have therapeutic potential as unconjugated antibodies Nine other novel antibody programs ready for or in preclinical studies Increases potential value of both CuraGen and Celldex assets through combined technologies and intellectual property Increases cash to an expected $96 million pro forma; extending cash resources into 2012

Transaction Details All-stock transaction valued at $94.5 million CRGN to deliver a minimum of $68.6 million in cash CLDX to assume $14.1 million in CRGN debt Minimum yield of $54.5 million net cash; increases Company cash to at least $96 million and runway into 2012 Net of acquisition related costs, including transaction fees and severance payments 4% coupon; due in 2011 Timothy Shannon, M.D., President and CEO of CuraGen, will join the Celldex Board of Directors Anticipated close in Q3 2009

Celldex/CuraGen Pro Forma Pipeline CANDIDATE INDICATION PRECLINICAL PHASE 1 PHASE 2 PHASE 3 CDX-110 CR011 CR011 CDX-1307 CDX-1401 CDX-1135 Glioblastoma multiforme Breast cancer Melanoma Epithelial cancers Multiple solid tumors Renal disease Partnered with Pfizer CuraGen Program CuraGen Program Pilot Study

CDX-110 – EGFRvIII Vaccine in GBM Active immunotherapy/cancer vaccine comprised of the EGFRvIII peptide linked to KLH EGFRvIII is a variant of EGFR Highly tumor specific Known as a true oncogene Continually promotes tumor growth Originally discovered in GBM, also expressed in other cancers such as breast, ovarian, prostate, lung and head & neck Phase 2 ACTIVATE and ACT II studies demonstrate significant extensions of PFS and OS ACT III Phase 2 study ongoing Developed in partnership with Pfizer under 2008 collaboration

ACT II Time to Progression = 15.2 Months = 6.3 Months = 14.2 Months Source: John Sampson, ASCO, 2009 p=0.0237 p=0.041 Time to Progression 0 10 20 30 40 50 60 0 10 20 30 40 50 60 70 80 90 100 ACT II ACTIVATE Controls Months

Source: John Sampson, ASCO, 2009 *ACT II OS data is not yet final = 26.0 Months = 23.6 Months* = 15.0 Months ACT II ACTIVATE Controls p=0.001 p=0.0194 0 10 20 30 40 50 60 0 10 20 30 40 50 60 70 80 90 100 Months Percent survival ACT II Overall Survival

CR011 – Phase 2 Antibody Drug Conjugate (CRGN) Human mAb linked to MMAE (monomethyl-auristatin E), a potent cell-killing drug Targets GPNMB, predominantly and highly expressed in melanoma, breast cancer and glioma tumors Currently completing Phase 1/2 studies in melanoma and breast cancer Breast cancer - 50% of heavily pretreated patients experienced tumor shrinkage (median 6 prior therapies), including triple negative disease Melanoma - clinical responses with tumor shrinkage in 58% of patients (median duration of 5.3 months) and PFS advantage (4.4 months) in heavily pretreated patients Potential for development as therapeutic antibody with PTIP

CDX-1307 – Phase 1/2 Antibody Vaccine Dendritic-cell-targeted immunotherapy designed to focus the immune system against hCG Beta Localizes in dermal DCs following id administration Both local and systemic administration can provide immunity despite advanced disease and high levels of circulating antigen Phase 1 7 patients with breast, colorectal and pancreatic cancers had stable disease for 2.2+ to 6.5+ months reported at ASCO 2009 No significant adverse events to date in all patients treated Assessment of different routes of administration and combination with the TLR3 agonist Poly-ICLC (Hiltonol) and TLR7/8 agonist (Resiquimod) expected to be completed by YE 09

CDX-1401 - Phase 1/2 mAb Fusion Protein Monoclonal antibody specific to DEC-205 dendritic cell receptor Linked to the NY-ESO-1 tumor antigen NY-ESO-1 expressed on many solid tumors Phase 1/2 Studies to commence in 2009 Dose-escalation study with TLR agonist plus Phase 2 expansion

Additional Assets for PTI Platform Immune Modulators Flt3 ligand Acquired from Amgen in March 2009 Immune cell growth factor with demonstrated safety and biological activity in Phase 1/2 studies TLR agonists Hiltonol, Resiquimod Immune cell activators Therapeutic Antibody Programs Human Antibody portfolio In-house antibody programs CDX-1127: Targets CD27 for oncology CDX-1189: Targets CD89 for renal disease CuraGen antibody programs CR014: Targets TIM-1 for ovarian and renal cancer

Near Term Milestones Close CuraGen transaction and integrate assets Continue to progress core clinical programs Phase 2 ACT III study of CDX-110 in GBM; design of randomized study in GBM Phase 2 CR011 studies in breast cancer and melanoma; determine next steps for CR011 development in breast cancer and melanoma Phase 1 CDX-1307 novel combination therapy study in epithelial cancers Initiate new clinical studies Phase 2 CDX-1307 randomized study in bladder cancer Phase 1/2 CDX-1401 study in multiple solid tumors File at least one IND resulting from recent business development and licensing activities Drive internal research to fuel an exciting pipeline of opportunities for future years

Celldex Highlights Diversified immunotherapy company with maturing and growing pipeline CDX-110 Phase 2 in GBM CDX-1307 Phase 1 in epithelial tumors Additional candidates entering trials in 2009 and 2010 Precision Targeted Immunotherapy Platform (PTIP) Pipeline generator to create novel disease-specific drug candidates for internal and collaborative development opportunities Fueled by proprietary APC vaccine technology and a portfolio of therapeutic monoclonal antibodies and immunomodulators Acquisition of CuraGen expected to close in Q3 2009

www.celldextherapeutics.com